United states

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ETHAN ALLEN INTERIORS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-11692	06-1275288
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

25 Lake Avenue Ext. Danbury, Connecticut	06811-5286
(Address of principal executive offices)	(Zip Code)

Eric D. Koster, Esq., Vice President, General Counsel and Secretary

(203) 743-8508
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities ExchangeAct (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minterals Disclosure

A copy of the Conflict Minerals Report of Ethan Allen Interiors Inc. (the “Company”) for the reporting period January 1 to December 31, 2018 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also publicly available on the Company’s website at http://ethanallen.com/investors. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

The Company has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETHAN ALLEN INTERIORS INC. (Registrant)
By:	/s/ Eric D. Koster
	Vice President, General Counsel and Secretary	Date: May 31, 2019